Exhibit 18.1

January 24, 2012

Board of Directors

Preformed Line Products Company

Notes A and I of the Notes to the Consolidated Financial Statements of Preformed Line Products Company included in its Form 10-K for the year ended December 31, 2011 describes a change in method of accounting regarding the date of the Company’s annual impairment assessment for goodwill and other indefinite lived intangible assets from the first day of the first quarter to the first day of the fourth quarter. There are no authoritative criteria for determining a ‘preferable’ method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP